SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 17)

ASCENT PEDIATRICS, INC.
(Name of Issuer)

Common Stock,
$.00004 par value per share
(Title of Class of Securities)

04362X101
(CUSIP Number)

Brian P. Friedman
FS Private Investments LLC
520 Madison Avenue, 8th Floor
New York, New York 10022
(212) 284-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.:04362X1 01	Page 2

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FS Private Investments LLC 13-3940684

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 22,025,177 -0- 22,025,177

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,025,177

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.7%

14	TYPE OF REPORTING PERSON* 00

SCHEDULE 13D

CUSIP No.:04362X1 01	Page 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Furman Selz Investors II L.P. 13-3937561

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 20,294,215 -0- 20,294,215

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,294,215

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.6%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.:04362X1 01	Page 4

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FS Employee Investors LLC 13-3937563

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 979,841 -0- 979,841

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 979,841

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No.:04362X1 01	Page 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FS Ascent Investments LLC 13-4150902

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 8,862,585 -0- 8,862,585

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,862,585

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.8%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No.:04362X1 01	Page 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FS Parallel Fund L.P. 13-3974766

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 556,121 -0- 556,121

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,121

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.:04362X1 01	Page 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brian P. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 22,025,177 -0- 22,025,177

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,025,177

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.7%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.:04362X1 01	Page 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James L. Luikart

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 22,025,177 -0- 22,025,177

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,025,177

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.7%

14	TYPE OF REPORTING PERSON* IN

           Except as otherwise defined herein, capitalized terms are used as defined in the most recent amendment to this Schedule 13D, Amendment No. 16, filed October 8, 2001.

Item 3.            Source and Amount of Funds.

           Item 3 is hereby amended to add the following thereto:

          There were no additional funds provided for the transactions described in Item 3.

Item 4.            Purpose of Transaction.

           Item 4 is hereby amended by adding the following hereto:

          On October 29, 2001, the Company delivered to Ascent Investments one Fifth Amendment Warrant to purchase 2,000,000 Depositary Shares pursuant to the terms of the Fifth Amendment by which Ascent Investments was required to accept such securities in order for the Company to extend the due date on a loan pursuant to the Ascent/Investments Loan Agreement.

          The Funds and Ascent Investments intend to use their collective shareholder position to maximize shareholder value, to help the Company grow and possibly to achieve a sale of the Company or implement other alternatives at some undetermined future time.

Item 5.            Interest in Securities of the Issuer.

           Item 5(a) is hereby deleted in its entirety and restated as follows:

           (a)

                      Number of Shares
                      to be Beneficially   Shared Voting   Shared Investment  Sole Voting  Sole Investment  Percentage
Name                  Owned                Power           Power              Power        Power            of Class
----                  ------------------   -------------   -----------------  -----------  ---------------  ----------
Private Investments      22,025,177           22,025,177       22,025,177         0              0             73.7%
Investors                20,294,215           20,294,215       20,294,215         0              0             69.6%
Employee Investors          979,841              979,841          979,841         0              0              5.6%
Ascent Investments        8,862,585            8,862,585        8,862,585         0              0             36.8%
Parallel Fund               556,121              556,121          556,121         0              0              3.2%
Brian P. Friedman        22,025,177           22,025,177       22,025,177         0              0             73.7%
James L. Luikart         22,025,177           22,025,177       22,025,177         0              0             73.7%

          As of August 14, 2001, the Company had 17,056,817 Depositary Shares outstanding, each representing one share of Common Stock. This figure does not include outstanding warrants, options and securities convertible into Depositary Shares or shares of Common Stock.

(b) (c) (d) (e)	See the responses to Items 2 and 5(a) hereof. See the response to Item 4 hereof. Not applicable. Not applicable.

Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2001

FURMAN SELZ INVESTORS II L.P.

By: FS PRIVATE INVESTMENTS LLC

By: *
Name: Brian P. Friedman Title: Managing Member

FS EMPLOYEE INVESTORS LLC

By: FS PRIVATE INVESTMENTS LLC

By: *
Name: Brian P. Friedman Title: Managing Member

FS ASCENT INVESTMENTS LLC

By: FS PRIVATE INVESTMENTS LLC

By: *
Name: James L. Luikart Title: Managing Member

FS PARALLEL FUND, L.P.

By: FS PRIVATE INVESTMENTS LLC

By: *
Name: Brian P. Friedman Title: Managing Member

By: FS PRIVATE INVESTMENTS LLC By: *
Name: Brian P. Friedman Title: Managing Member

* Name: Brian P. Friedman /s/ James L. Luikart Name: James L. Luikart

*
By:/s/ Brian P. Friedman
           Brian P. Friedman